SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: January 2003	Commission File Number 1-14992

CORUS ENTERTAINMENT INC.

(Name of Registrant)

181 Bay Street
Suite 1630
Toronto, Ontario
M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 20-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
Management Information Circular
Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

	By:	/s/ Thomas C. Peddie Name: Thomas C. Peddie Title: Senior Vice President & C.F.O.

Date: January 15, 2003

EXHIBIT INDEX

Exhibit	Description of Exhibit

A	Management Information Circular
B	Proxy